SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name: Apollo S3 Private Markets Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

9 West 57th Street

New York, New York 10019

Telephone Number (including area code): (212)-515-3450

Name and address of agent for service of process:

Kristin Hester

Apollo S3 Private Markets Fund

9 West 57th Street

New York, New York 10019

With copies of Notices and Communications to:

Ryan P. Brizek

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A: YES  ☒    NO  ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 26th day of May 2023.

APOLLO S3 PRIVATE MARKETS FUND
By:	/s/ Kristin Hester
Name:	Kristin Hester
Title:	Trustee

Attest:	/s/ Kenneth Seifert
Name:	Kenneth Seifert
Title:	Principal, Apollo Global Management, Inc.